January 4, 2016

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarter Ended September 30, 2015

Filed November 5, 2015

File No. 001-09718

Dear Ms. Sullivan:

As discussed with you on December 28, 2015, this letter confirms that we currently intend to file PNC’s response letter to the staff’s letter dated December 22, 2015, by January 29, 2016.

Sincerely,

/s/ Robert Q. Reilly

Robert Q. Reilly

Executive Vice President and Chief Financial Officer

The PNC Financial Services Group, Inc.